August 6, 2009

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance

Re:	NeoStem, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 31, 2009 File No. 001-33650

Dear Ms. Jenkins:

NeoStem, Inc. (the "Company") has received the comments of the staff (the "Staff Comments") of the Securities and Exchange Commission (the "SEC") provided by a letter dated July 24, 2009.  The Company requires additional time to respond to the Staff Comments.  The Company plans to submit a written response to the Staff Comments via Edgar no later than August 31, 2009.

Please do not hesitate to contact me at (212) 584-4171 with any questions or comments.  Your assistance is appreciated.

Sincerely,
NeoStem, Inc.
By: /s/ Catherine M. Vaczy
Catherine M. Vaczy
Vice President and General Counsel